U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                           Damion                          C.
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)

Genomic Solutions Inc. ("GNSL")
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


May 2000
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4.   Statement for Month/Year



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            5/10/00       C               28,880      D     N/A        0             I         (FNs 1,2)
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Callable Common Stock                   5/10/00       C               4,988,330   A     N/A        5,017,210     I         (FN 1)
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Callable Common Stock                   5/10/00       J               28,880      A     N/A        5,017,210     I         (FNs 1,2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                  2.                                                                                      Deriv-    of
                  Conver-                    5.                              7.                           ative     Deriv-  11.
                  sion                       Number of                       Title and Amount             Secur-    ative   Nature
                  or                         Derivative     6.               of Underlying      8.        ities     Secur-  of
                  Exer-             4.       Securities     Date             Securities         Price     Bene-     ity:    In-
                  cise     3.       Trans-   Acquired (A)   Exercisable and  Instr. 3 and 4)    of        ficially  Direct  direct
                  Price    Trans-   action   or Disposed    Expiration Date  ----------------   Deriv-    Owned     (D) or  Bene-
1.                of       action   Code     of(D)          (Month/Day/Year)         Amount     ative     at End    In-     ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,     ----------------         or         Secur-    of        direct  Owner-
Derivative        ative   (Month/    8)       4 and 5)      Date     Expira-         Number     ity       Month     (I)     ship
Security          Secur-   Day/     ------   ------------   Exer-    tion            of         (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)        ity      Year)    Code V   (A) (D)        cisable  Date    Title   Shares     5)       4)         4)       4)
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
                                                                              Callable
Series C                                                                      Common
Preferred Stock  1 for 1    5/10/00 C             3,371,428 (FN 2)  N/A       Stock     3,371,428 N/A      0         I        (FN 1)
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                                                                              Callable
Series C                                                                      Common
Preferred Stock  1 for 1    5/10/00 C              987,488  (FN 2)  N/A       Stock     987,488   N/A      0         I       (FN 1)
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                                                                              Callable
                                                                              Common
Warrants         0.01       5/10/00 C              629,414  (FN 3)  N/A       Stock     629,414   N/A      0         I       (FN 1)
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                                                                              Callable
                                                                              Common
Options         0.37 for 1  N/A    N/A        N/A   N/A     Immed   1/2008    Stock     10,000    N/A      0         I       (FN 1)
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                                                                              Callable
                                                                              Common
Options         $2.00 for 1 N/A    N/A        N/A   N/A     Immed   1/2009    Stock     10,000    N/A      0         I        (FN 1)
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                                                                              Callable
                                                                              Common
Options         $7.20       N/A          A    10,000        Immed   5/5/10    Stock     10,000    N/A      0         I        (FN 1)
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
Explanation of Responses:

(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC, ("CVCA, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is (i) the sole shareholder of the managing member of CVCA, LLC and (ii) the manager, by delegation, of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CVCA, LLC's and CCP's internal rate of return and vesting. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest in them.

(2) At the close of the initial public offering of the Issuer, each share of Series C and Series D Preferred Stock and each share of Common Stock was converted into Callable Common Stock on a 1 for 1 basis.

(3) At the close of the initial public offering of the Issuer, the Warrants were converted into Callable Common Stock.

(4) The reporting person is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, CVCA, LLC.




/s/ Damion E. Wicker                                            6/9/00
---------------------------------------------            -----------------------
 Damion E. Wicker                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.